WOLLMUTH MAHER & DEUTSCH

500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

December 2, 2002

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of an announcement released to the London Stock Exchange on November 5, 2002 and covering transmittal letter.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: [signature]
David H. Wollmuth
Authorized Representative

Enclosures

dw 1/13

WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

December 2, 2002

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of an announcement released to the London Stock Exchange on November 5, 2002 and covering transmittal letter.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: ________________
David H. Wollmuth
Authorized Representative

Enclosures

MARKS &
SPENCER

Michael House
Baker Street
London W1U 8EP
Tel: 020 7935 4422
www.marksandspencer.com

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington DC 20549
USA

5 November 2002

Dear Sirs

12g3-2(b) Exemption : Marks and Spencer p.l.c. : United Kingdom : 18 December 1987

I enclose a copy of an announcement which was made to the London Stock Exchange this morning which is being supplied as a follow up for our existing exemption.

Yours faithfully

P A Farrell

PATRICIA FARRELL
Company Secretariat
020 7268 3377

Marks and Spencer p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 214436
(England and Wales)

Marks and Spencer Group p.l.c.
Interim Results Announcement
26 weeks ended 28 September 2002

HIGHLIGHTS

- Group turnover* up 7.9% to £3,691.9m
- Group operating profit* up 41.1% to £305.8m
- Group profit before tax and exceptional items* up 29.8% to £287.0m
- Earnings per share up 60% to 8.5 pence per share
- Interim dividend of 4.0 pence per share, up 8.1%

* from continuing operations

Commenting on the results, Luc Vandevelde, Chairman said:

"I am pleased with the performance over the half year, which shows we are continuing to deliver on our promises.

We are now in a position where we have achieved four consecutive quarters of positive growth. This has translated into good half year results, which is a further indication that we have moved from securing, to sustaining the recovery. In light of this, I am pleased to declare an interim dividend of 4.0 pence per share, an increase of 8.1% on last year.

Looking forward, we are now focused on gaining market share in the core areas, particularly Clothing and Food and on building the foundations for future growth. However, we recognise that we are aiming to achieve this in a market we expect to become less buoyant. At the same time, we are coming up against challenging year-on-year comparisons.

As we go into the crucial Christmas period, we remain confident that we will continue to give our customers reasons to keep coming to us and buying more, by offering appealing products at great value within an improved store environment."

Roger Holmes, Chief Executive said:

"The improvements we have made to date in Clothing, Food, Home and in our stores have been appreciated by our customers and are reflected in our performance. We are now delivering gains in market share across all three areas.

In Clothing, we have continued to improve the appeal, quality and fit of our merchandise as well as segmenting our ranges more clearly. The focus on key product areas together with recently developed categories, including per una and Blue Harbour, has been well received by our customers. The Clothing buying margin continues to benefit from the changes we made to the sourcing of merchandise. Opportunities remain to improve flexibility and speed to market.

In Food, a good sales performance has been driven by the high quality of our products and continued innovation. We are reaching more customers, opening three Simply Food stores in the period and are on track to deliver our target of 20 stores this year.

We have renewed a further 63 stores in the period. We now have 80% of UK Retail selling space in the renewed format, creating a brighter and more modern environment for our customers.

In Financial Services, we have taken the first steps to reinvigorate our Chargecard business with the recent launch of a pilot in South Wales for a combined credit and loyalty card.

Looking ahead, we remain dedicated to continuing the improvement in the shopping experience for our customers."

OPERATING REVIEW

Group Summary

	2002 £m	2001 £m	% inc/ (dec)
Turnover – continuing operations			
Retailing			
UK Retail	3,193.7	2,916.3	9.5%
International Retail	331.6	331.6	-
	3,525.3	3,247.9	8.5%
Financial Services	166.6	174.8	(4.7%)
	3,691.9	3,422.7	7.9%
Operating profit – continuing operations			
Retailing			
UK Retail	236.0	147.4	60.1%
International Retail	19.3	19.0	1.6%
	255.3	166.4	53.4%
Financial Services	50.5	44.0	14.8%
Excess interest charged to cost of sales of Financial Services	-	6.3	
	305.8	216.7	41.1%
Profit before tax	285.3	213.3	33.8%
Earnings per share	8.4p	5.0p	68.0%
Adjusted earnings per share	8.5p	5.3p	60.4%

Retailing

UK Retail

Turnover (excluding VAT) was up 9.5% on last year at £3,193.7m. Including VAT, turnover was up 10.0% on last year, 8.8% on a like-for-like basis. The quarterly sales performance for the first half of the year is set out below:

Actual increase on last year	Q1 %	Q2 %	TOTAL %
Clothing (including footwear and gifts)	14.8	13.8	14.4
Home	5.9	15.1	10.0
Food	2.9	7.5	5.0
Total	**9.1**	**11.1**	**10.0**

Volumes for Clothing have increased by approximately 10%, with the balance of the sales increase being attributable to higher average selling prices, largely reflecting the mix of products sold. In Home, the increase in sales is largely volume related. Food inflation during the period was 0.5%. Total selling space remained broadly level at 12.2m sq. ft., but the weighted average footage for the period fell by 0.6%.

On a like-for-like basis, sales were as follows:

Like-for-like increase on last year	Q1 %	Q2 %	TOTAL %
Clothing and Home	12.7	13.2	13.0
Food	1.5	6.0	3.6
Total	**7.7**	**10.0**	**8.8**

These results reflect the progress we are making to recover the performance of the Clothing business by focusing on the appeal, quality and fit of our product. All areas of adult clothing achieved double digit sales increases and gained market share, with particular highlights being ladies' casualwear, Autograph and men's casualwear, helped by the Blue Harbour ranges.

In Lingerie, the focus on product and availability has meant that we have continued to make progress against last year, strengthening our position as the market leader.

The performance of Childrenswear was poor in the first half of the year, with insufficient product appeal in girlswear and a lack of availability in underwear and schoolwear at peak times. However, the strong response to the DB07, David Beckham, range which we launched in September gives us the confidence that we can grow this business when we get the product right.

We have continued to realise the gains from the actions taken to increase overseas production and consolidate our supply base. At the half year this delivered a further 1.8 percentage point improvement in the Clothing bought-in margin. However, as a result of excess commitment, the cost of mark-downs was broadly level with the same period last year. These arose within Womenswear, where we drove for high sales growth and improved availability, and in Childrenswear due to disappointing sales.

Distribution costs, which are included in cost of sales, increased marginally less than the rate of sales growth.

In Home, the performance of furniture in the first half was strong, helped by the Bank Holiday events around the Jubilee and at the end of August. Sales also benefited from the introduction of new products across the range, particularly within home accessories and bedding.

In Foods, we have outperformed the market in the second quarter, helped by the high quality of our products, continued innovation and strong, cohesive marketing. We continue to focus on extending the reach of our product, making our food more accessible to more customers, particularly through the 'Simply Food' format. We have opened three stores in the first half, expect to open a further four by Christmas and plan to open 20 in total by the end of the financial year.

Operating costs increased by 5.4% over the same period last year. Within this, employee costs, which represent approximately half of total operating costs, increased by 4.7%. This was primarily as a result of the annual salary review of 3% and additional staffing for per una and Café Revive, which were rolled out during the second half of last year. Property, repair and renewal costs have increased by 9%, largely as a result of the sale and leaseback transaction entered into last year, which added £12.6m to rental costs in the first half. Depreciation was broadly level on the year. Other operating costs increased by 6.9%. This was largely due to increases in marketing costs, primarily due to TV advertising for Food, and IT expenditure to support business initiatives, including infrastructure costs for the relocation of the corporate head office next year.

We have renewed 63 stores during the period, including the addition of a further 29 Coffee shops, at a total cost of approximately £32m. This includes £7m of revenue costs which have been expensed. We have plans to renew a further 41 stores before Christmas at a cost of approximately £26m (including business unit schemes). In total, by Christmas we will have 236 stores trading in the modernised format, representing approximately 89% of UK Retail selling space.

UK capital expenditure for the period was approximately £165m. In addition to the expenditure on store renewal, this also includes £25m on new space, £27m on new selling initiatives and £48m on replacement capital expenditure.

International Retail

	At actual exchange rates			At constant exchange rates		
	2002 £m	**2001 £m**	**% inc/ (dec)**	**2002 £m**	**2001 £m**	**% inc/ (dec)**
Turnover						
Retained businesses	182.4	167.6	8.8%	182.6	167.6	8.9%
Kings Super Markets	149.2	164.0	(9.0%)	157.0	164.0	(4.3%)
	331.6	331.6	-	339.6	331.6	2.4%
Operating profit						
Retained businesses	14.7	13.1	12.2%	14.7	13.1	12.2%
Kings Super Markets	4.6	5.9	(22.0%)	4.9	5.9	(16.9%)
	19.3	19.0	1.6%	19.6	19.0	3.2%

The results from continuing operations include sales and operating profits from Kings Super Markets as the planned disposal has not yet been completed, due to the buyer's financing taking longer than anticipated.

Turnover for the period in the retained businesses (Republic of Ireland, franchises and Hong Kong) increased by 8.8%.

Operating profit for the retained businesses increased by 12.2% to £14.7m, compared to £13.1m for the same period last year. Within this, the Republic of Ireland performed ahead of last year and we have also seen an improvement in the performance of our franchise business. In Hong Kong, actions taken last year to decrease footage in selected locations and reduce costs, together with a new pricing strategy, are beginning to deliver results.

Financial Services

	2002 £m	**2001 £m**	**% inc/ (dec)**
Operating profit			
Financial Services retailing activities	48.1	41.4	16.2%
MS Insurance	2.4	2.6	(7.7%)
	50.5	44.0	14.8%

Operating profit from Financial Services increased by £6.5m to £50.5m. The results of the captive insurance company were again affected by negative investment returns due to falls in the underlying markets. However, the Financial Services retailing activities increased operating profits by 16.2% to £48.1m. This was a result of improving returns from the core lending products and a programme of cost reduction which has generated savings of £6m compared with last year.

The proportion of retail sales made on the Chargecard has reduced slightly to approximately 18% for the period to September and the number of active accounts has decreased year-on-year by approximately 7%. However, with the average outstanding balance per customer continuing to rise, average customer borrowings have been higher than the same period last year leading to an overall increase in net income.

In September, we mailed Chargecard customers in South Wales with details of the new credit card and loyalty scheme. During the coming months this pilot will provide valuable learning prior to planned rollout next year. Total revenue costs incurred for the pilot so far this year amount to £9m. Total project costs for this financial year are expected to be £25m and not the £35m previously indicated.

In personal lending, competitive forces remain strong and outstanding balances are down 6% year-on-year. Within this, incremental interest bearing personal loan advances for the first six months are in line with last year, but have been offset by a reduction in the amount of replacement business.

The introduction of a revised bad debt policy resulted in a one-off increase in bad debt charge in the second half of last year. As expected, the application of the new policy and the revised procedures associated with it, has resulted in a total bad debt charge in the first half which is broadly in line with historic levels.

In other areas, the amount of new unit trust investment has more than doubled year-on-year. However, the number of new policies in other product areas has fallen. During the period we withdrew the group stakeholder pension and mortgage protection products.

Discontinued operations

Last year, we closed the Continental European operations and sold Brooks Brothers. The results of these businesses up until the dates of closure or disposal are reported under discontinued operations.

Net interest expense

Net interest expense was £18.8m compared to net interest income of £4.4m for the same period last year. This arises as a result of the increase in debt following the capital restructuring of the Group at the end of last year. The average rate of interest on borrowings during the period was 5.8%.

Taxation

The tax charge reflects an effective tax rate of approximately 30% compared to 31.6% for the same period last year. This rate reflects the fact that the majority of our profits are subject to tax at the UK corporation tax rate of 30% and the minimal impact of timing and permanent differences.

Capital structure

During the period, 16,130,353 ordinary shares (representing 0.7% of the issued share capital) were purchased in the market at a total cost of £53.4m at an average price of 330.9p.

On 25 September 181,478,363 B shares were redeemed at par at a total cost of £127.0m. Following this redemption, 212,725,066 B shares remain in issue. The next opportunity for redemption is in March 2003.

At the end of the period, net debt was £2.0bn giving rise to retail gearing of 24.6%, with total gearing at 44.7%.

Earnings per share

Adjusted earnings per share has increased by over 60% to 8.5 pence per share. Approximately three quarters of this increase is due to the improved operating performance, with the balance attributable to the impact of the capital restructuring carried out at the end of last year.

Cash flow

The Group generated an operating cash inflow for the period of £422.5m. Within this, the cash inflow from retailing activities was £283.9m (last half year £296.7m) and the cash inflow from financial services activities was £138.6m (last half year £100.5m). Retail operating cash flow has declined due to an £87.0m increase in stock levels since the year end.

During the period, the Group acquired tangible fixed assets totalling £165.6m (last half year £146.9m). After taking into account the timing of payments, the cash outflow for capital expenditure was £129.9m (last half year £75.1m). Proceeds in the period are largely due to the sale of part of our Manchester store.

The cash outflow from acquisitions and disposals of £29.4m includes a repayment of £30.2m to the purchaser of Brooks Brothers for the difference between working capital at the date of the agreement and the date of completion, which was anticipated and provided for last year.

The overall cash inflow before funding of £38.9m has been partly used to fund the redemption of B shares in September, and the purchase of ordinary shares.

Updated guidance

- We anticipate Clothing mark-downs for the full year to be broadly level with last year.

- The combined credit and loyalty card will add approximately £25m to operating costs this year compared to the original estimate of £35m due to the phasing of the work on the infrastructure.

- The impact of a national rollout of the combined credit and loyalty card will be to reduce profits by around £60m for the financial year 2003/04, compared to the £25m this year. This is a provisional number and we will update it as we obtain further details from the pilot.

Consolidated profit and loss account

	Notes	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Turnover				
Continuing operations		3,691.9	3,422.7	7,619.4
Discontinued operations		-	315.5	516.0
Total turnover	2	**3,691.9**	**3,738.2**	**8,135.4**
Operating profit				
Continuing operations		305.8	216.7	629.1
Discontinued operations:				
Continental European operations		-	26.4	42.5
Less provision made in 2001		-	(26.4)	(42.5)
Other discontinued operations		-	(0.8)	14.7
Total operating profit	3	**305.8**	**215.9**	**643.8**
Profit / (loss) on sale of property and other fixed assets	5A	(0.2)	(7.0)	41.2
Loss on sale / termination of operations:	5B			
Loss arising on sale / termination		(2.9)	(3.1)	(102.8)
Less provision made in 2001		1.4	3.1	104.3
		(1.5)	-	1.5
Goodwill previously written off		-	-	(368.2)
Net loss on sale / termination of operations		(1.5)	-	(366.7)
Net interest (expense) / income	4	(18.8)	4.4	17.6
Profit on ordinary activities before taxation		**285.3**	**213.3**	**335.9**
Taxation on ordinary activities	6	(86.1)	(67.5)	(182.5)
Profit on ordinary activities after taxation		**199.2**	**145.8**	**153.4**
Minority interests (all equity)		(0.2)	(1.6)	(0.4)
Profit attributable to shareholders		**199.0**	**144.2**	**153.0**
Dividends (including dividends in respect of non-equity shares)	8	(96.4)	(105.2)	(238.9)
Retained profit / (loss) for the period		**102.6**	**39.0**	**(85.9)**
Earnings per share	7	8.4p	5.0p	5.4p
Diluted earnings per share	7	8.3p	5.0p	5.4p
Adjusted earnings per share	7	8.5p	5.3p	16.3p
Diluted adjusted earnings per share	7	8.4p	5.3p	16.2p
Dividend per share	8	4.0p	3.7p	9.5p

Consolidated statement of total recognised gains and losses

	26 weeks ended		Year ended
	28 Sept	29 Sept	30 March
	2002	2001	2002
	£m	£m	£m
Profit attributable to shareholders	**199.0**	**144.2**	**153.0**
Exchange differences on foreign currency translation	8.7	(1.2)	0.1
Unrealised surpluses on revaluation of investment properties*	-	-	0.5
Total recognised gains and losses relating to the period	**207.7**	**143.0**	**153.6**

* revalued annually in March

Consolidated balance sheet

	As at 28 Sept 2002 £m	As at 29 Sept 2001 £m	As at 30 March 2002 £m
Fixed assets			
Tangible assets	3,383.9	4,016.1	3,381.2
Investments	37.5	59.6	50.3
	3,421.4	**4,075.7**	**3,431.5**
Current assets			
Stock	411.0	462.8	325.3
Debtors	2,581.3	2,642.1	2,619.3
Cash and investments	399.5	605.6	816.1
	3,391.8	3,710.5	3,760.7
Current liabilities			
Creditors : amounts falling due within one year	(1,484.1)	(1,930.7)	(1,750.8)
Net current assets	**1,907.7**	**1,779.8**	**2,009.9**
Total assets less current liabilities	**5,329.1**	**5,855.5**	**5,441.4**
Creditors : amounts falling due after more than one year	(2,112.5)	(932.4)	(2,156.3)
Provisions for liabilities and charges	(197.7)	(351.9)	(203.8)
Net assets	**3,018.9**	**4,571.2**	**3,081.3**
Capital and reserves			
Called up share capital	722.2	711.9	852.7
Share premium account	8.7	378.1	2.8
Revaluation reserve	383.2	453.3	387.3
Capital redemption reserve	1,849.0	8.0	1,717.9
Other reserve	(6,542.2)	-	(6,542.2)
Profit and loss account	6,597.4	3,003.2	6,662.4
Shareholders' funds (including non-equity interests)	**3,018.3**	**4,554.5**	**3,080.9**
Minority interests (all equity)	0.6	16.7	0.4
Total capital employed	**3,018.9**	**4,571.2**	**3,081.3**

Reconciliation of movement in shareholders' funds

	As at 28 Sept 2002	As at 29 Sept 2001	As at 30 March 2002

	£m	£m	£m
Profit attributable to shareholders	199.0	144.2	153.0
Dividends	(96.4)	(105.2)	(238.9)
	102.6	39.0	(85.9)
Other recognised gains and losses relating to the period	8.7	(1.2)	0.6
Issue / redemption expenses	-	-	(9.3)
New share capital subscribed	6.5	2.9	8.9
Amounts added to the profit and loss account in respect of shares issued to the QUEST	-	-	2.5
Redemption of B shares	(127.0)	-	(1,717.9)
Purchase of own shares	(53.4)	(52.0)	(52.0)
Goodwill transferred to the profit and loss account in respect of the closure of businesses	-	-	368.2
Net movement in shareholders' funds	**(62.6)**	**(11.3)**	**(1,484.9)**
Shareholders' funds at beginning of the period	3,080.9	4,565.8	4,565.8
Shareholders' funds at end of the period	**3,018.3**	**4,554.5**	**3,080.9**

Consolidated cash flow statement

	Note	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Operating activities				
Operating profit		305.8	215.9	643.8
Utilisation of provision against European trading losses		-	(26.4)	(42.5)
Depreciation		117.9	133.7	249.6
Decrease in working capital	9A	7.8	89.5	272.8
Net cash inflow before exceptional items		431.5	412.7	1,123.7
Exceptional operating cash outflow		(9.0)	(15.5)	(30.0)
Cash inflow from operating activities		**422.5**	**397.2**	**1,093.7**
Dividend received from joint venture		8.0	-	-
Returns on investments and servicing of finance		(16.3)	6.9	36.8
Taxation		(99.7)	(56.2)	(179.4)
Capital expenditure and financial investment	9B	(107.8)	(24.6)	176.0
Acquisitions and disposals	9C	(29.4)	11.5	261.6
Equity and non-equity dividends paid		(138.4)	(152.0)	(256.7)
Cash inflow before management of liquid resources		**38.9**	**182.8**	**1,132.0**
Management of liquid resources		(28.9)	(271.1)	(29.1)
Financing	9D	(597.7)	55.1	(730.2)
Increase / (decrease) in cash		**(587.7)**	**(33.2)**	**372.7**

Reconciliation of net cash flow to movement in net debt

	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Increase / (decrease) in cash	**(587.7)**	**(33.2)**	**372.7**
Cash outflow from increase in liquid resources	28.9	271.1	29.1
Cash outflow / (inflow) from decrease / (increase) in debt financing	423.8	(101.7)	(1,031.7)
Exchange movements	(1.6)	(0.7)	0.7
Movement in net debt	**(136.6)**	**135.5**	**(629.2)**
Net debt at beginning of the period	(1,907.0)	(1,277.8)	(1,277.8)
Net debt at end of the period	**(2,043.6)**	**(1,142.3)**	**(1,907.0)**

Notes to the interim statement

1. Basis of preparation

The results for the first half of the financial year have not been audited and are prepared on the basis of the accounting policies set out in the Group's 2002 Annual Report and Financial Statements.

The summary of results for the year ended 30 March 2002 does not constitute the full financial statements within the meaning of s240 of the Companies Act 1985. The full financial statements for that year have been reported on by the Group's auditors and delivered to the Registrar of Companies. The audit report was unqualified and did not contain a statement under s237(2) or s237(3) of the Companies Act 1985.

2. Turnover

Turnover (excluding sales taxes for international operations) is analysed as follows:-

	26 weeks ended		Year ended
	28 Sept 2002 £m	29 Sept 2001 £m	30 March 2002 £m
Continuing operations:-			
UK Retail (incl. VAT)			
Clothing, Footwear and Gifts	1,852.3	1,619.5	3,773.4
Home	179.7	163.5	373.3
Foods	1,488.0	1,417.3	3,093.5
	3,520.0	3,200.3	7,240.2
Less : United Kingdom VAT	(326.3)	(284.0)	(665.0)
	3,193.7	**2,916.3**	**6,575.2**
International Retail			
Retained businesses [1]	182.4	167.6	364.7
Kings Super Markets	149.2	164.0	328.7
	331.6	**331.6**	**693.4**
Total Retailing	**3,525.3**	**3,247.9**	**7,268.6**
Financial Services (UK)	**166.6**	**174.8**	**350.8**
Total continuing operations	**3,691.9**	**3,422.7**	**7,619.4**
Discontinued operations:-			
Continental Europe	-	116.0	170.2
The Americas	-	199.5	345.8

Total discontinued operations	-	315.5	516.0
Total turnover	3,691.9	3,738.2	8,135.4
Turnover from continuing operations is analysed as follows:-			
United Kingdom	3,360.3	3,091.1	6,926.0
International	331.6	331.6	693.4
Total turnover	**3,691.9**	**3,422.7**	**7,619.4**

[1] Retained businesses within International Retail consists of Republic of Ireland, Hong Kong and franchise operations.

The value of goods exported from the UK, including shipments to overseas subsidiaries, amounted to £132.3m (last half year £170.6m).

3. Operating profit

Operating profit arises as follows:-

	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Continuing operations:-			
UK Retail	236.0	147.4	505.2
International Retail			
Retained businesses	14.7	13.1	20.7
Kings Super Markets	4.6	5.9	12.6
	19.3	19.0	33.3
Total Retailing	**255.3**	**166.4**	**538.5**
Financial Services	**50.5**	**44.0**	**84.2**
Segmental operating profit from continuing operations	**305.8**	**210.4**	**622.7**
Add : excess interest charged to cost of sales of Financial Services	-	6.3	6.4
Operating profit from continuing operations	**305.8**	**216.7**	**629.1**
Discontinued operations:-			
Continental Europe	-	26.4	42.5
Less provision made in 2001	-	(26.4)	(42.5)
	-	-	-
The Americas			
Brooks Brothers (incl. Japan)	-	(0.8)	14.9
Corporate expenses	-	-	(0.2)
	-	(0.8)	14.7
Operating profit from discontinued operations	-	(0.8)	14.7
Total operating profit	**305.8**	**215.9**	**643.8**
Geographical analysis of segmental operating profit from continuing operations:-			
United Kingdom	286.5	191.4	589.4
International	19.3	19.0	33.3
	305.8	**210.4**	**622.7**

4. Interest charged to cost of sales

Financial Services operating profit is stated after charging £44.8m (last half year £53.9m) of interest to cost of sales. This interest represents the cost of funding the Financial Services business as a separate segment, including both intra group interest and third party funding. The amount of third party interest payable by the Group during the half year was £71.2m (last half year £47.6m). This half year, third party interest payable exceeds the amount charged to cost of sales of Financial Services, and there is therefore no requirement to adjust total operating profit. Last half year, there was an excess of £6.3m of third party interest payable, which was added back to total operating profit.

5. Exceptional items

A. Profit / (loss) on sale of property and other fixed assets

	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Profit on sale and leaseback	-	-	50.0
Other asset disposals [1]	(0.2)	(7.0)	(8.8)
Profit / (loss) on sale of property and other fixed assets	**(0.2)**	**(7.0)**	**41.2**

[1] Other asset disposals mainly relate to the disposal of UK stores.

B. Loss on sale / termination of operations

	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Loss on sale / termination	(2.9)	(3.1)	(102.8)
Goodwill previously written off	-	-	(368.2)
	(2.9)	(3.1)	(471.0)
Less provision made in 2001	1.4	3.1	104.3
Loss on sale / termination of operations	**(1.5)**	-	**(366.7)**

The loss on sale / termination of operations in the current year is analysed as follows:-

	Continental Europe £m	Brooks Brothers £m	Total £m
Net closure costs	(1.4)	(1.5)	(2.9)
Less provision made in 2001	1.4	-	1.4
Loss on sale / termination of operations	-	**(1.5)**	**(1.5)**

6. Taxation

The taxation charge for the 26 weeks ended 28 September 2002 is based on an estimated effective tax rate of 30% for the full year. Included in the tax charge for the year ended 30 March 2002 is a credit of £13.2m which is attributable to exceptional charges.

7. Earnings per share

The calculation of earnings per ordinary share is based on earnings after tax, minority interest and non-equity dividends of £194.4m (last half year £144.2m), and on 2,302,949,000 ordinary shares (last half year 2,865,234,000), being the weighted average number of

ordinary shares in issue during the period ended 28 September 2002. The weighted average number of shares used in the calculation of fully diluted earnings per ordinary share is 2,337,510,000 (last half year 2,880,103,000).

An adjusted earnings per share figure has been calculated in addition to the earnings per share required by FRS 14 and is based on earnings excluding the effect of exceptional items. It has been calculated to allow the shareholders to gain a clearer understanding of the trading performance of the Group.
Details of the adjusted earnings per share are set out below:-

	26 weeks ended		Year ended
	28 Sept 2002	29 Sept 2001	30 March 2002
Earnings per share	**8.4p**	**5.0p**	**5.4p**
Loss / (profit) on sale of property and other fixed assets	-	0.3p	(1.5)p
Loss on sale / termination of operations	0.1p	-	12.4p
Adjusted earnings per share	**8.5p**	**5.3p**	**16.3p**

8. Dividend

	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Dividends on equity shares:			
Ordinary - Interim dividend of 4.0p per share (last half year 3.7p per share)	91.8	105.2	105.2
Ordinary - Final dividend of 5.8p per share last year	-	-	133.7
	91.8	105.2	238.9
Dividends on non-equity shares:			
B Share dividend at 3.32%	4.6	-	-
	96.4	**105.2**	**238.9**

The Directors have approved an interim dividend of 4.0p per share (last half year 3.7p per share). This results in an interim dividend of £91.8m (last half year £105.2m) which will be paid on 10 January 2003 to shareholders whose names are on the Register of Members at the close of business on 15 November 2002. The ordinary shares will be quoted ex dividend on 13 November 2002. Shareholders may choose to take this dividend in shares or in cash.

9. Analysis of cash flow given in the cash flow statement

	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
A. Decrease in working capital			
(Increase) / decrease in stocks	(87.0)	6.5	66.2
Decrease in customer advances	57.3	21.3	76.2
Increase in creditors	7.9	56.1	174.9
Other working capital movements	29.6	5.6	(44.5)
	7.8	89.5	272.8
B. Capital expenditure and financial investment			
Purchase of tangible fixed assets	(129.9)	(75.1)	(285.7)
Sale of tangible fixed assets	20.5	51.7	455.6
Net purchase of fixed asset investments	1.6	(1.2)	6.1
	(107.8)	(24.6)	176.0
C. Acquisitions and disposals			
Closure of operations	(1.4)	11.5	122.2
Sale of subsidiaries	(30.2)	-	139.4

Repayment of loan by joint venture	2.2	-	-
	(29.4)	11.5	261.6
D. Financing			
Debt financing as shown in movement of net debt	(423.8)	101.7	1,031.7
Purchase of own shares	(53.4)	(49.3)	(52.0)
Redemption of B shares	(127.0)	-	(1,717.9)
Issue / redemption expenses	-	-	(9.3)
Shares issued under employees' share schemes	6.5	2.7	17.3
	(597.7)	55.1	(730.2)

10. Date of approval

The interim financial statements for the 26 weeks to 28 September 2002 were approved by the Board on 4 November 2002.

Marks and Spencer Group p.l.c.
Interim Results Announcement
26 weeks ended 28 September 2002

HIGHLIGHTS

- Group turnover* up 7.9% to £3,691.9m
- Group operating profit* up 41.1% to £305.8m
- Group profit before tax and exceptional items* up 29.8% to £287.0m
- Earnings per share up 60% to 8.5 pence per share
- Interim dividend of 4.0 pence per share, up 8.1%

* from continuing operations

Commenting on the results, Luc Vandevelde, Chairman said:

"I am pleased with the performance over the half year, which shows we are continuing to deliver on our promises.

We are now in a position where we have achieved four consecutive quarters of positive growth. This has translated into good half year results, which is a further indication that we have moved from securing, to sustaining the recovery. In light of this, I am pleased to declare an interim dividend of 4.0 pence per share, an increase of 8.1% on last year.

Looking forward, we are now focused on gaining market share in the core areas, particularly Clothing and Food and on building the foundations for future growth. However, we recognise that we are aiming to achieve this in a market we expect to become less buoyant. At the same time, we are coming up against challenging year-on-year comparisons.

As we go into the crucial Christmas period, we remain confident that we will continue to give our customers reasons to keep coming to us and buying more, by offering appealing products at great value within an improved store environment."

Roger Holmes, Chief Executive said:

"The improvements we have made to date in Clothing, Food, Home and in our stores have been appreciated by our customers and are reflected in our performance. We are now delivering gains in market share across all three areas.

In Clothing, we have continued to improve the appeal, quality and fit of our merchandise as well as segmenting our ranges more clearly. The focus on key product areas together with recently developed categories, including per una and Blue Harbour, has been well received by our customers. The Clothing buying margin continues to benefit from the changes we made to the sourcing of merchandise. Opportunities remain to improve flexibility and speed to market.

In Food, a good sales performance has been driven by the high quality of our products and continued innovation. We are reaching more customers, opening three Simply Food stores in the period and are on track to deliver our target of 20 stores this year.

We have renewed a further 63 stores in the period. We now have 80% of UK Retail selling space in the renewed format, creating a brighter and more modern environment for our customers.

In Financial Services, we have taken the first steps to reinvigorate our Chargecard business with the recent launch of a pilot in South Wales for a combined credit and loyalty card.

Looking ahead, we remain dedicated to continuing the improvement in the shopping experience for our customers."

OPERATING REVIEW

Group Summary

	2002 £m	2001 £m	% inc/ (dec)
Turnover – continuing operations			
Retailing			
UK Retail	3,193.7	2,916.3	9.5%
International Retail	331.6	331.6	-
	3,525.3	3,247.9	8.5%
Financial Services	166.6	174.8	(4.7%)
	3,691.9	3,422.7	7.9%
Operating profit – continuing operations			
Retailing			
UK Retail	236.0	147.4	60.1%
International Retail	19.3	19.0	1.6%
	255.3	166.4	53.4%
Financial Services	50.5	44.0	14.8%
Excess interest charged to cost of sales of Financial Services	-	6.3	
	305.8	216.7	41.1%
Profit before tax	285.3	213.3	33.8%
Earnings per share	8.4p	5.0p	68.0%
Adjusted earnings per share	8.5p	5.3p	60.4%

Retailing

UK Retail

Turnover (excluding VAT) was up 9.5% on last year at £3,193.7m. Including VAT, turnover was up 10.0% on last year, 8.8% on a like-for-like basis. The quarterly sales performance for the first half of the year is set out below:

Actual increase on last year	Q1 %	Q2 %	TOTAL %
Clothing (including footwear and gifts)	14.8	13.8	14.4
Home	5.9	15.1	10.0
Food	2.9	7.5	5.0
Total	**9.1**	**11.1**	**10.0**

Volumes for Clothing have increased by approximately 10%, with the balance of the sales increase being attributable to higher average selling prices, largely reflecting the mix of products sold. In Home, the increase in sales is largely volume related. Food inflation during the period was 0.5%. Total selling space remained broadly level at 12.2m sq. ft., but the weighted average footage for the period fell by 0.6%.

On a like-for-like basis, sales were as follows:

Like-for-like increase on last year	Q1 %	Q2 %	TOTAL %
Clothing and Home	12.7	13.2	13.0
Food	1.5	6.0	3.6
Total	**7.7**	**10.0**	**8.8**

These results reflect the progress we are making to recover the performance of the Clothing business by focusing on the appeal, quality and fit of our product. All areas of adult clothing achieved double digit sales increases and gained market share, with particular highlights being ladies' casualwear, Autograph and men's casualwear, helped by the Blue Harbour ranges.

In Lingerie, the focus on product and availability has meant that we have continued to make progress against last year, strengthening our position as the market leader.

The performance of Childrenswear was poor in the first half of the year, with insufficient product appeal in girlswear and a lack of availability in underwear and schoolwear at peak times. However, the strong response to the DB07, David Beckham, range which we launched in September gives us the confidence that we can grow this business when we get the product right.

We have continued to realise the gains from the actions taken to increase overseas production and consolidate our supply base. At the half year this delivered a further 1.8 percentage point improvement in the Clothing bought-in margin. However, as a result of excess commitment, the cost of mark-downs was broadly level with the same period last year. These arose within Womenswear, where we drove for high sales growth and improved availability, and in Childrenswear due to disappointing sales.

Distribution costs, which are included in cost of sales, increased marginally less than the rate of sales growth.

In Home, the performance of furniture in the first half was strong, helped by the Bank Holiday events around the Jubilee and at the end of August. Sales also benefited from the introduction of new products across the range, particularly within home accessories and bedding.

In Foods, we have outperformed the market in the second quarter, helped by the high quality of our products, continued innovation and strong, cohesive marketing. We continue to focus on extending the reach of our product, making our food more accessible to more customers, particularly through the 'Simply Food' format. We have opened three stores in the first half, expect to open a further four by Christmas and plan to open 20 in total by the end of the financial year.

Operating costs increased by 5.4% over the same period last year. Within this, employee costs, which represent approximately half of total operating costs, increased by 4.7%. This was primarily as a result of the annual salary review of 3% and additional staffing for per una and Café Revive, which were rolled out during the second half of last year. Property, repair and renewal costs have increased by 9%, largely as a result of the sale and leaseback transaction entered into last year, which added £12.6m to rental costs in the first half. Depreciation was broadly level on the year. Other operating costs increased by 6.9%. This was largely due to increases in marketing costs, primarily due to TV advertising for Food, and IT expenditure to support business initiatives, including infrastructure costs for the relocation of the corporate head office next year.

We have renewed 63 stores during the period, including the addition of a further 29 Coffee shops, at a total cost of approximately £32m. This includes £7m of revenue costs which have been expensed. We have plans to renew a further 41 stores before Christmas at a cost of approximately £26m (including business unit schemes). In total, by Christmas we will have 236 stores trading in the modernised format, representing approximately 89% of UK Retail selling space.

UK capital expenditure for the period was approximately £165m. In addition to the expenditure on store renewal, this also includes £25m on new space, £27m on new selling initiatives and £48m on replacement capital expenditure.

International Retail

	At actual exchange rates			At constant exchange rates		
	2002 £m	2001 £m	% inc/ (dec)	2002 £m	2001 £m	% inc/ (dec)
Turnover						
Retained businesses	182.4	167.6	8.8%	182.6	167.6	8.9%
Kings Super Markets	149.2	164.0	(9.0%)	157.0	164.0	(4.3%)
	331.6	331.6	-	339.6	331.6	2.4%
Operating profit						
Retained businesses	14.7	13.1	12.2%	14.7	13.1	12.2%
Kings Super Markets	4.6	5.9	(22.0%)	4.9	5.9	(16.9%)
	19.3	19.0	1.6%	19.6	19.0	3.2%

The results from continuing operations include sales and operating profits from Kings Super Markets as the planned disposal has not yet been completed, due to the buyer's financing taking longer than anticipated.

Turnover for the period in the retained businesses (Republic of Ireland, franchises and Hong Kong) increased by 8.8%.

Operating profit for the retained businesses increased by 12.2% to £14.7m, compared to £13.1m for the same period last year. Within this, the Republic of Ireland performed ahead of last year and we have also seen an improvement in the performance of our franchise business. In Hong Kong, actions taken last year to decrease footage in selected locations and reduce costs, together with a new pricing strategy, are beginning to deliver results.

Financial Services

	2002 £m	2001 £m	% inc/ (dec)
Operating profit			
Financial Services retailing activities	48.1	41.4	16.2%
MS Insurance	2.4	2.6	(7.7%)
	50.5	44.0	14.8%

Operating profit from Financial Services increased by £6.5m to £50.5m. The results of the captive insurance company were again affected by negative investment returns due to falls in the underlying markets. However, the Financial Services retailing activities increased operating profits by 16.2% to £48.1m. This was a result of improving returns from the core lending products and a programme of cost reduction which has generated savings of £6m compared with last year.

The proportion of retail sales made on the Chargecard has reduced slightly to approximately 18% for the period to September and the number of active accounts has decreased year-on-year by approximately 7%. However, with the average outstanding balance per customer continuing to rise, average customer borrowings have been higher than the same period last year leading to an overall increase in net income.

In September, we mailed Chargecard customers in South Wales with details of the new credit card and loyalty scheme. During the coming months this pilot will provide valuable learning prior to planned rollout next year. Total revenue costs incurred for the pilot so far this year amount to £9m. Total project costs for this financial year are expected to be £25m and not the £35m previously indicated.

In personal lending, competitive forces remain strong and outstanding balances are down 6% year-on-year. Within this, incremental interest bearing personal loan advances for the first six months are in line with last year, but have been offset by a reduction in the amount of replacement business.

The introduction of a revised bad debt policy resulted in a one-off increase in bad debt charge in the second half of last year. As expected, the application of the new policy and the revised procedures associated with it, has resulted in a total bad debt charge in the first half which is broadly in line with historic levels.

In other areas, the amount of new unit trust investment has more than doubled year-on-year. However, the number of new policies in other product areas has fallen. During the period we withdrew the group stakeholder pension and mortgage protection products.

Discontinued operations

Last year, we closed the Continental European operations and sold Brooks Brothers. The results of these businesses up until the dates of closure or disposal are reported under discontinued operations.

Net interest expense

Net interest expense was £18.8m compared to net interest income of £4.4m for the same period last year. This arises as a result of the increase in debt following the capital restructuring of the Group at the end of last year. The average rate of interest on borrowings during the period was 5.8%.

Taxation

The tax charge reflects an effective tax rate of approximately 30% compared to 31.6% for the same period last year. This rate reflects the fact that the majority of our profits are subject to tax at the UK corporation tax rate of 30% and the minimal impact of timing and permanent differences.

Capital structure

During the period, 16,130,353 ordinary shares (representing 0.7% of the issued share capital) were purchased in the market at a total cost of £53.4m at an average price of 330.9p.

On 25 September 181,478,363 B shares were redeemed at par at a total cost of £127.0m. Following this redemption, 212,725,066 B shares remain in issue. The next opportunity for redemption is in March 2003.

At the end of the period, net debt was £2.0bn giving rise to retail gearing of 24.6%, with total gearing at 44.7%.

Earnings per share

Adjusted earnings per share has increased by over 60% to 8.5 pence per share. Approximately three quarters of this increase is due to the improved operating performance, with the balance attributable to the impact of the capital restructuring carried out at the end of last year.

Cash flow

The Group generated an operating cash inflow for the period of £422.5m. Within this, the cash inflow from retailing activities was £283.9m (last half year £296.7m) and the cash inflow from financial services activities was £138.6m (last half year £100.5m). Retail operating cash flow has declined due to an £87.0m increase in stock levels since the year end.

During the period, the Group acquired tangible fixed assets totalling £165.6m (last half year £146.9m). After taking into account the timing of payments, the cash outflow for capital expenditure was £129.9m (last half year £75.1m). Proceeds in the period are largely due to the sale of part of our Manchester store.

The cash outflow from acquisitions and disposals of £29.4m includes a repayment of £30.2m to the purchaser of Brooks Brothers for the difference between working capital at the date of the agreement and the date of completion, which was anticipated and provided for last year.

The overall cash inflow before funding of £38.9m has been partly used to fund the redemption of B shares in September, and the purchase of ordinary shares.

Updated guidance

- We anticipate Clothing mark-downs for the full year to be broadly level with last year.
- The combined credit and loyalty card will add approximately £25m to operating costs this year compared to the original estimate of £35m due to the phasing of the work on the infrastructure.
- The impact of a national rollout of the combined credit and loyalty card will be to reduce profits by around £60m for the financial year 2003/04, compared to the £25m this year. This is a provisional number and we will update it as we obtain further details from the pilot.

Consolidated profit and loss account

	Notes	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Turnover				
Continuing operations		3,691.9	3,422.7	7,619.4
Discontinued operations		-	315.5	516.0
Total turnover	2	**3,691.9**	**3,738.2**	**8,135.4**
Operating profit				
Continuing operations		305.8	216.7	629.1
Discontinued operations:				
Continental European operations		-	26.4	42.5
Less provision made in 2001		-	(26.4)	(42.5)
Other discontinued operations		-	(0.8)	14.7
Total operating profit	3	**305.8**	**215.9**	**643.8**
Profit / (loss) on sale of property and other fixed assets	5A	(0.2)	(7.0)	41.2
Loss on sale / termination of operations:	5B			
Loss arising on sale / termination		(2.9)	(3.1)	(102.8)
Less provision made in 2001		1.4	3.1	104.3
		(1.5)	-	1.5
Goodwill previously written off		-	-	(368.2)
Net loss on sale / termination of operations		(1.5)	-	(366.7)
Net interest (expense) / income	4	(18.8)	4.4	17.6
Profit on ordinary activities before taxation		**285.3**	**213.3**	**335.9**
Taxation on ordinary activities	6	(86.1)	(67.5)	(182.5)
Profit on ordinary activities after taxation		**199.2**	**145.8**	**153.4**
Minority interests (all equity)		(0.2)	(1.6)	(0.4)
Profit attributable to shareholders		**199.0**	**144.2**	**153.0**
Dividends (including dividends in respect of non-equity shares)	8	(96.4)	(105.2)	(238.9)
Retained profit / (loss) for the period		**102.6**	**39.0**	**(85.9)**
Earnings per share	7	**8.4p**	**5.0p**	**5.4p**
Diluted earnings per share	7	**8.3p**	**5.0p**	**5.4p**
Adjusted earnings per share	7	**8.5p**	**5.3p**	**16.3p**
Diluted adjusted earnings per share	7	**8.4p**	**5.3p**	**16.2p**
Dividend per share	8	**4.0p**	**3.7p**	**9.5p**

Consolidated statement of total recognised gains and losses

	26 weeks ended		Year ended
	28 Sept 2002	29 Sept 2001	30 March 2002
	£m	£m	£m
Profit attributable to shareholders	**199.0**	**144.2**	**153.0**
Exchange differences on foreign currency translation	8.7	(1.2)	0.1
Unrealised surpluses on revaluation of investment properties*	-	-	0.5
Total recognised gains and losses relating to the period	**207.7**	**143.0**	**153.6**

* revalued annually in March

Consolidated balance sheet

	As at 28 Sept 2002 £m	As at 29 Sept 2001 £m	As at 30 March 2002 £m
Fixed assets			
Tangible assets	3,383.9	4,016.1	3,381.2
Investments	37.5	59.6	50.3
	3,421.4	**4,075.7**	**3,431.5**
Current assets			
Stock	411.0	462.8	325.3
Debtors	2,581.3	2,642.1	2,619.3
Cash and investments	399.5	605.6	816.1
	3,391.8	3,710.5	3,760.7
Current liabilities			
Creditors : amounts falling due within one year	(1,484.1)	(1,930.7)	(1,750.8)
Net current assets	**1,907.7**	**1,779.8**	**2,009.9**
Total assets less current liabilities	**5,329.1**	**5,855.5**	**5,441.4**
Creditors : amounts falling due after more than one year	(2,112.5)	(932.4)	(2,156.3)
Provisions for liabilities and charges	(197.7)	(351.9)	(203.8)
Net assets	**3,018.9**	**4,571.2**	**3,081.3**
Capital and reserves			
Called up share capital	722.2	711.9	852.7
Share premium account	8.7	378.1	2.8
Revaluation reserve	383.2	453.3	387.3
Capital redemption reserve	1,849.0	8.0	1,717.9
Other reserve	(6,542.2)	-	(6,542.2)
Profit and loss account	6,597.4	3,003.2	6,662.4
Shareholders' funds (including non-equity interests)	**3,018.3**	**4,554.5**	**3,080.9**
Minority interests (all equity)	0.6	16.7	0.4
Total capital employed	**3,018.9**	**4,571.2**	**3,081.3**

Reconciliation of movement in shareholders' funds

	As at 28 Sept 2002	As at 29 Sept 2001	As at 30 March 2002

	£m	£m	£m
Profit attributable to shareholders	199.0	144.2	153.0
Dividends	(96.4)	(105.2)	(238.9)
	102.6	39.0	(85.9)
Other recognised gains and losses relating to the period	8.7	(1.2)	0.6
Issue / redemption expenses	-	-	(9.3)
New share capital subscribed	6.5	2.9	8.9
Amounts added to the profit and loss account in respect of shares issued to the QUEST	-	-	2.5
Redemption of B shares	(127.0)	-	(1,717.9)
Purchase of own shares	(53.4)	(52.0)	(52.0)
Goodwill transferred to the profit and loss account in respect of the closure of businesses	-	-	368.2
Net movement in shareholders' funds	**(62.6)**	**(11.3)**	**(1,484.9)**
Shareholders' funds at beginning of the period	3,080.9	4,565.8	4,565.8
Shareholders' funds at end of the period	**3,018.3**	**4,554.5**	**3,080.9**

Consolidated cash flow statement

	Note	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Operating activities				
Operating profit		305.8	215.9	643.8
Utilisation of provision against European trading losses		-	(26.4)	(42.5)
Depreciation		117.9	133.7	249.6
Decrease in working capital	9A	7.8	89.5	272.8
Net cash inflow before exceptional items		431.5	412.7	1,123.7
Exceptional operating cash outflow		(9.0)	(15.5)	(30.0)
Cash inflow from operating activities		**422.5**	**397.2**	**1,093.7**
Dividend received from joint venture		8.0	-	-
Returns on investments and servicing of finance		(16.3)	6.9	36.8
Taxation		(99.7)	(56.2)	(179.4)
Capital expenditure and financial investment	9B	(107.8)	(24.6)	176.0
Acquisitions and disposals	9C	(29.4)	11.5	261.6
Equity and non-equity dividends paid		(138.4)	(152.0)	(256.7)
Cash inflow before management of liquid resources		**38.9**	**182.8**	**1,132.0**
Management of liquid resources		(28.9)	(271.1)	(29.1)
Financing	9D	(597.7)	55.1	(730.2)
Increase / (decrease) in cash		**(587.7)**	**(33.2)**	**372.7**

Reconciliation of net cash flow to movement in net debt

	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Increase / (decrease) in cash	**(587.7)**	**(33.2)**	**372.7**
Cash outflow from increase in liquid resources	28.9	271.1	29.1
Cash outflow / (inflow) from decrease / (increase) in debt financing	423.8	(101.7)	(1,031.7)
Exchange movements	(1.6)	(0.7)	0.7
Movement in net debt	**(136.6)**	**135.5**	**(629.2)**
Net debt at beginning of the period	(1,907.0)	(1,277.8)	(1,277.8)
Net debt at end of the period	**(2,043.6)**	**(1,142.3)**	**(1,907.0)**

Notes to the interim statement

1. Basis of preparation

The results for the first half of the financial year have not been audited and are prepared on the basis of the accounting policies set out in the Group's 2002 Annual Report and Financial Statements.

The summary of results for the year ended 30 March 2002 does not constitute the full financial statements within the meaning of s240 of the Companies Act 1985. The full financial statements for that year have been reported on by the Group's auditors and delivered to the Registrar of Companies. The audit report was unqualified and did not contain a statement under s237(2) or s237(3) of the Companies Act 1985.

2. Turnover

Turnover (excluding sales taxes for international operations) is analysed as follows:-

	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Continuing operations:-			
UK Retail (incl. VAT)			
Clothing, Footwear and Gifts	1,852.3	1,619.5	3,773.4
Home	179.7	163.5	373.3
Foods	1,488.0	1,417.3	3,093.5
	3,520.0	3,200.3	7,240.2
Less : United Kingdom VAT	(326.3)	(284.0)	(665.0)
	3,193.7	**2,916.3**	**6,575.2**
International Retail			
Retained businesses [1]	182.4	167.6	364.7
Kings Super Markets	149.2	164.0	328.7
	331.6	**331.6**	**693.4**
Total Retailing	**3,525.3**	**3,247.9**	**7,268.6**
Financial Services (UK)	**166.6**	**174.8**	**350.8**
Total continuing operations	**3,691.9**	**3,422.7**	**7,619.4**
Discontinued operations:-			
Continental Europe	-	116.0	170.2
The Americas	-	199.5	345.8

ordinary shares in issue during the period ended 28 September 2002. The weighted average number of shares used in the calculation of fully diluted earnings per ordinary share is 2,337,510,000 (last half year 2,880,103,000).

An adjusted earnings per share figure has been calculated in addition to the earnings per share required by FRS 14 and is based on earnings excluding the effect of exceptional items. It has been calculated to allow the shareholders to gain a clearer understanding of the trading performance of the Group.
Details of the adjusted earnings per share are set out below:-

	26 weeks ended		Year ended
	28 Sept 2002	29 Sept 2001	30 March 2002
Earnings per share	**8.4p**	**5.0p**	**5.4p**
Loss / (profit) on sale of property and other fixed assets	-	0.3p	(1.5)p
Loss on sale / termination of operations	0.1p	-	12.4p
Adjusted earnings per share	**8.5p**	**5.3p**	**16.3p**

Notes to the interim statement

1. Basis of preparation

The results for the first half of the financial year have not been audited and are prepared on the basis of the accounting policies set out in the Group's 2002 Annual Report and Financial Statements.

The summary of results for the year ended 30 March 2002 does not constitute the full financial statements within the meaning of s240 of the Companies Act 1985. The full financial statements for that year have been reported on by the Group's auditors and delivered to the Registrar of Companies. The audit report was unqualified and did not contain a statement under s237(2) or s237(3) of the Companies Act 1985.

2. Turnover

Turnover (excluding sales taxes for international operations) is analysed as follows:-

	26 weeks ended		Year ended
	28 Sept 2002 £m	29 Sept 2001 £m	30 March 2002 £m
Continuing operations:-			
UK Retail (incl. VAT)			
Clothing, Footwear and Gifts	1,852.3	1,619.5	3,773.4
Home	179.7	163.5	373.3
Foods	1,488.0	1,417.3	3,093.5
	3,520.0	3,200.3	7,240.2
Less : United Kingdom VAT	(326.3)	(284.0)	(665.0)
	3,193.7	**2,916.3**	**6,575.2**
International Retail			
Retained businesses [1]	182.4	167.6	364.7
Kings Super Markets	149.2	164.0	328.7
	331.6	**331.6**	**693.4**
Total Retailing	**3,525.3**	**3,247.9**	**7,268.6**
Financial Services (UK)	**166.6**	**174.8**	**350.8**
Total continuing operations	**3,691.9**	**3,422.7**	**7,619.4**
Discontinued operations:-			
Continental Europe	-	116.0	170.2
The Americas	-	199.5	345.8

Total discontinued operations	-	315.5	516.0
Total turnover	**3,691.9**	**3,738.2**	**8,135.4**
Turnover from continuing operations is analysed as follows:-			
United Kingdom			
International	3,360.3	3,091.1	6,926.0
	331.6	331.6	693.4
Total turnover	**3,691.9**	**3,422.7**	**7,619.4**

(1) Retained businesses within International Retail consists of Republic of Ireland, Hong Kong and franchise operations.
The value of goods exported from the UK, including shipments to overseas subsidiaries, amounted to £132.3m (last half year £170.6m).

3. Operating profit

Operating profit arises as follows:-

	26 weeks ended		Year ended
	28 Sept 2002	29 Sept 2001	30 March 2002
	£m	£m	£m
Continuing operations:-			
UK Retail	236.0	147.4	505.2
International Retail			
Retained businesses	14.7	13.1	20.7
Kings Super Markets	4.6	5.9	12.6
	19.3	19.0	33.3
Total Retailing	**255.3**	**166.4**	**538.5**
Financial Services	**50.5**	**44.0**	**84.2**
Segmental operating profit from continuing operations	**305.8**	**210.4**	**622.7**
Add : excess interest charged to cost of sales of Financial Services	-	6.3	6.4
Operating profit from continuing operations	**305.8**	**216.7**	**629.1**
Discontinued operations:-			
Continental Europe	-	26.4	42.5
Less provision made in 2001	-	(26.4)	(42.5)
	-	-	-
The Americas			
Brooks Brothers (incl. Japan)	-	(0.8)	14.9
Corporate expenses	-	-	(0.2)
	-	(0.8)	14.7
Operating profit from discontinued operations	-	**(0.8)**	**14.7**
Total operating profit	**305.8**	**215.9**	**643.8**
Geographical analysis of segmental operating profit from continuing operations:-			
United Kingdom	286.5	191.4	589.4
International	19.3	19.0	33.3
	305.8	**210.4**	**622.7**

4. Interest charged to cost of sales

Financial Services operating profit is stated after charging £44.8m (last half year £53.9m) of interest to cost of sales. This interest represents the cost of funding the Financial Services business as a separate segment, including both intra group interest and third party funding. The amount of third party interest payable by the Group during the half year was £71.2m (last half year £47.6m). This half year, third party interest payable exceeds the amount charged to cost of sales of Financial Services, and there is therefore no requirement to adjust total operating profit. Last half year, there was an excess of £6.3m of third party interest payable, which was added back to total operating profit.

5. Exceptional items

A. Profit / (loss) on sale of property and other fixed assets

	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Profit on sale and leaseback	-	-	50.0
Other asset disposals [1]	(0.2)	(7.0)	(8.8)
Profit / (loss) on sale of property and other fixed assets	**(0.2)**	**(7.0)**	**41.2**

[1] Other asset disposals mainly relate to the disposal of UK stores.

B. Loss on sale / termination of operations

	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Loss on sale / termination	(2.9)	(3.1)	(102.8)
Goodwill previously written off	-	-	(368.2)
	(2.9)	(3.1)	(471.0)
Less provision made in 2001	1.4	3.1	104.3
Loss on sale / termination of operations	**(1.5)**	**-**	**(366.7)**

The loss on sale / termination of operations in the current year is analysed as follows:-

	Continental Europe £m	Brooks Brothers £m	Total £m
Net closure costs	(1.4)	(1.5)	(2.9)
Less provision made in 2001	1.4	-	1.4
Loss on sale / termination of operations	**-**	**(1.5)**	**(1.5)**

6. Taxation

The taxation charge for the 26 weeks ended 28 September 2002 is based on an estimated effective tax rate of 30% for the full year. Included in the tax charge for the year ended 30 March 2002 is a credit of £13.2m which is attributable to exceptional charges.

7. Earnings per share

The calculation of earnings per ordinary share is based on earnings after tax, minority interest and non-equity dividends of £194.4m (last half year £144.2m), and on 2,302,949,000 ordinary shares (last half year 2,865,234,000), being the weighted average number of

ordinary shares in issue during the period ended 28 September 2002. The weighted average number of shares used in the calculation of fully diluted earnings per ordinary share is 2,337,510,000 (last half year 2,880,103,000).

An adjusted earnings per share figure has been calculated in addition to the earnings per share required by FRS 14 and is based on earnings excluding the effect of exceptional items. It has been calculated to allow the shareholders to gain a clearer understanding of the trading performance of the Group.
Details of the adjusted earnings per share are set out below:-

	26 weeks ended		Year ended
	28 Sept 2002	29 Sept 2001	30 March 2002
Earnings per share	**8.4p**	**5.0p**	**5.4p**
Loss / (profit) on sale of property and other fixed assets	-	0.3p	(1.5)p
Loss on sale / termination of operations	0.1p	-	12.4p
Adjusted earnings per share	**8.5p**	**5.3p**	**16.3p**

8. Dividend

	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
Dividends on equity shares:			
Ordinary - Interim dividend of 4.0p per share (last half year 3.7p per share)	91.8	105.2	105.2
Ordinary - Final dividend of 5.8p per share last year	-	-	133.7
	91.8	105.2	238.9
Dividends on non-equity shares:			
B Share dividend at 3.32%	4.6	-	-
	96.4	**105.2**	**238.9**

The Directors have approved an interim dividend of 4.0p per share (last half year 3.7p per share). This results in an interim dividend of £91.8m (last half year £105.2m) which will be paid on 10 January 2003 to shareholders whose names are on the Register of Members at the close of business on 15 November 2002. The ordinary shares will be quoted ex dividend on 13 November 2002. Shareholders may choose to take this dividend in shares or in cash.

9. Analysis of cash flow given in the cash flow statement

	26 weeks ended 28 Sept 2002 £m	26 weeks ended 29 Sept 2001 £m	Year ended 30 March 2002 £m
A. Decrease in working capital			
(Increase)/ decrease in stocks	(87.0)	6.5	66.2
Decrease in customer advances	57.3	21.3	76.2
Increase in creditors	7.9	56.1	174.9
Other working capital movements	29.6	5.6	(44.5)
	7.8	89.5	272.8
B. Capital expenditure and financial investment			
Purchase of tangible fixed assets	(129.9)	(75.1)	(285.7)
Sale of tangible fixed assets	20.5	51.7	455.6
Net purchase of fixed asset investments	1.6	(1.2)	6.1
	(107.8)	(24.6)	176.0
C. Acquisitions and disposals			
Closure of operations	(1.4)	11.5	122.2
Sale of subsidiaries	(30.2)	-	139.4

Repayment of loan by joint venture	2.2	-	-
	(29.4)	11.5	261.6
D. Financing			
Debt financing as shown in movement of net debt	(423.8)	101.7	1,031.7
Purchase of own shares	(53.4)	(49.3)	(52.0)
Redemption of B shares	(127.0)	-	(1,717.9)
Issue / redemption expenses	-	-	(9.3)
Shares issued under employees' share schemes	6.5	2.7	17.3
	(597.7)	55.1	(730.2)

10. Date of approval

The interim financial statements for the 26 weeks to 28 September 2002 were approved by the Board on 4 November 2002.